UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.            Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
February 22, 2008
	By:	/s/David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Material Change Report of Neurochem Inc. (the “Registrant”) dated February 22, 2008 submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

For further information, please contact:

Lise Hébert, PhD	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@neurochem.com
NEUROCHEM ANNOUNCES DEPARTURE OF
TWO MEMBERS OF MANAGEMENT TEAM
LAVAL, QUEBEC, February 21, 2008 — In light of Neurochem Inc.’s (NASDAQ: NRMX; TSX: NRM) new strategic direction, the Company announces the departure, effective February 21, 2008, of two members of its senior management team, Dr. Andreas Orfanos, MBB. Ch, MBA, Executive Vice President, Strategic Planning and Scientific Affairs, and Ms. Christine Lennon, MBA, Vice President, Business Development. The possibility of their acting as consultants in respect of specific projects is being explored.
“On behalf of the Board of Directors and my colleagues, I want to express our gratitude to Dr. Orfanos and Ms. Lennon for their dedication and valuable contribution to Neurochem. We wish them every success in the future,” said Dr. Francesco Bellini, Neurochem’s Chairman, President and CEO.
About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Neurochem Inc. (“Neurochem” or the “Company”) 275 Armand-Frappier Blvd. Laval, Québec H7V 4A7

Item 2	Date of Material Change
February 21, 2008

Item 3	News Release
A press release was disseminated by CNW Telbec on February 21, 2008 from Laval, Québec.

Item 4	Summary of Material Change
Neurochem announced the departure effective February 21, 2008 of Dr. Andreas Orfanos and Ms. Christine Lennon.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

On February 21, 2008, the Company announced the departure, effective February 21, 2008, of two members of its senior management team, Dr. Andreas Orfanos, MBB. Ch, MBA, Executive Vice President, Strategic Planning and Scientific Affairs, and Ms. Christine Lennon, MBA, Vice President, Business Development.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.

Item 7	Omitted Information
N/A

Item 8	Executive Officer
Dr. Lise Hébert Vice-President, Corporate Communications 450.680.4572

Item 9	Date of Report
February 22, 2008